October 12, 2017
Via EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attn: Mr. Craig D. Wilson

RE:     Inovalon Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 23, 2017
Form 8-K
Furnished February 22, 2017
File No. 001-36841

Dear Mr. Wilson:
Set forth below are the responses of Inovalon Holdings, Inc., a Delaware corporation (the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 29, 2017 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016, filed February 23, 2017 (the “Form 10-K”), and the Company’s Form 8-K, furnished February 22, 2017 (the “Form 8-K”).
For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in bold and italics herein with the Company's response immediately following. Unless otherwise indicated, page references in the Staff’s comment refer to the Form 10-K. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Form 10-K or Form 8-K.
Form 8-K Furnished on February 22, 2017

1.
Your response to prior comment 4 shows $10.3 million of compensatory contingent consideration recorded in general and administrative expenses during 2016. Please reconcile this amount to your disclosure on page 61 of Form 10-K for the fiscal year ended December 31, 2016, which indicates an additional post-acquisition contingent consideration expenses of approximately $5.5 million related to the Avalere and Creehan acquisitions. Also revise your future earnings releases to clearly describe why you believe excluding these costs in your non-GAAP measures provides useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response to Comment No. 1
The following is a reconciliation of the Non-GAAP adjustment related to contingent consideration for the twelve months ended December 31, 2016 and 2015 to page 61 of the Form 10-K (in millions). Contingent consideration accretion refers to the fair value adjustment of earnouts established as part of the Avalere acquisition to be paid based on the achievement of specified goals and was included as part of the consideration

www.inovalon.com

Tel: (301) 809-4000    4321 Collington Road
Fax: (301) 809-4040    Bowie, Maryland 20716 USA

October 12, 2017

paid as of the acquisition date. Compensatory contingent consideration refers to additional compensation expense related to the acquisitions of Creehan and Avalere that is contingent upon the achievement of certain milestones including service requirements, and was not included as part of the consideration paid as of the acquisition dates.

	Twelve Months Ended December 31,		Change ($)
	2016	2015
Contingent consideration accretion(1)	$0.7	$—	$0.7
Compensatory contingent consideration(2)	10.3	2.9	7.4
Total contingent consideration Non-GAAP adjustment(3)	$11.0	$2.9	$8.1
Less: Service-based contingent consideration(4)	(2.6)	—	(2.6)
Post-acquisition contingent consideration expense	$8.4	$2.9	$5.5
_____________________________________________________

(1)	This amount represents accretion expense as disclosed in the Fair Value Measurements footnote included on page F-30 of the Form 10-K.

(2)
This amount relates to other compensation expense including earnouts with continuing service requirements related to our acquisitions that were recorded during the year ended December 31, 2016 and were not included as part of the consideration paid as of the acquisition dates.

(3)	This amount represents the contingent consideration adjustment included in the reconciliation from Net Income to Non-GAAP Net Income as presented in the Form 8-K.

(4)
This amount represents compensatory contingent consideration related to the retention of an employee associated with the acquisition of Avalere and is included in our disclosure on page 61 of the Form 10-K as part of additional employee related expense.

In future reconciliations to our Non-GAAP measures, we will distinguish contingent consideration accretion from compensatory contingent consideration as shown in the table above. Additionally, we will update the related fluctuation explanation in the MD&A contained in our future filings to provide additional clarity.
Further, in response to the Staff’s comment, we respectfully advise the Staff that we will revise our future earnings releases to clearly describe why management believes excluding these costs in our Non-GAAP measures provides useful information to investors.
We hope that the foregoing has been responsive to the Staff’s comment. Should any member of the Staff have any questions regarding our response to the comment set forth above, or need additional information, please do not hesitate to contact me at (301) 809-4000 ext. 1700.
Sincerely,
/s/ CHRISTOPHER E. GREINER
Christopher E. Greiner
Chief Financial & Operating Officer
Inovalon Holdings, Inc.

cc:    Ms. Shauna L. Vernal, Chief Legal Officer, Inovalon Holdings, Inc.
Ms. Mengyao Lu, Staff Accountant, Division of Corporation Finance, SEC